

By Electronic Mail

November 8, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: DBX ETF Trust
        Issuer CIK: 0001503123
        Issuer File Number: 333-170122/811-22487
        Form Type: 8-A12B
        Filing Date: November 8, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated November 4, 2022, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Xtrackers S&P ESG Dividend Aristocrats ETF (SNPD)
- Xtrackers S&P 500 Growth ESG ETF (SNPG)
- Xtrackers S&P ESG Value ETF (SNPV)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Analyst, Listing Qualifications